Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212)455-2502

Direct Dial Number	E-Mail Address
(212) 455-3615	rbrandon@stblaw.com
                                                                                September 17, 2007
VIA FEDEX AND EDGAR

Re:	Patriot Coal Corporation
Amendment No. 1 to the
Registration Statement on Form 10
File No. 1-33466
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,N.E.
Washington, D.C. 20549
Attn: Donna Levy
Dear Ms. Levy:
     On behalf of Patriot Coal Corporation (“Patriot” or the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) dated September 7, 2007 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on August 20, 2007 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.
Los Angeles                     Palo Alto                     Washington, D.C.                     Hong Kong                     London                     Tokyo

Securities and Exchange Commission	2	September 17, 2007
General
1.	We are in receipt of your application dated August 20, 2007 for an order granting confidential treatment for portions of exhibit 10.5 to the Form 10. We are currently processing that request and will provide any comments that we may have in a separate letter. We will not be in a position to complete our review of your Form 10 until all outstanding issues, including the confidential treatment request, have been resolved.

RESPONSE: The Company takes note of the Staff’s comment.
Risk Factors
“As our coal supplies agreements expire....” page 14
2.	We note your response to our prior comment 8 and reissue it in part. Please delete the last clause of the first sentence, which tends to mitigate the risk discussed, and delete the table and other statistical information showing your coal supply commitments since you discuss this information later in the prospectus.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 14.
The Spin-Off
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 28
3.	We note your response to our prior comment 15. We note, however, that both of these conditions may be waived by Peabody, Revise your disclosure to specify that. Also, in regard to the bulleted statements on page 29, indicate which will be in the IRS letter ruling and which will be Ernst & Young’s opinion.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested changes on pages 28 through 29.
Notes to Unaudited Pro Forma Combined Financial Statements, page 37
Note (b)
4.	We note your response to prior comments 21 and 22. Your disclosure on page 108 indicates that you will provide health and welfare benefits to your employees and retirees after the distribution date, which will generally be similar to the benefits Peabody provided to such persons. Please clarify how you calculated your estimate with respect to this adjustment. It remains unclear how this adjustment is factually supportable.
     RESPONSE: The pro forma adjustment referenced by note (b) reflects Peabody’s agreement to assume retiree healthcare obligations related to specific current and future retirees of Patriot subsidiaries, as described on pages 110 through 111. The liabilities related to such retirees have been determined based upon analyses prepared by independent actuaries. Peabody’s agreement to assume such liabilities is supported by the Coal

Securities and Exchange Commission	3	September 17, 2007
Act Liability Assumption Agreement, the NBCWA Liability Assumption Agreement and the Salaried Employee Liability Assumption Agreement, which have been filed as Exhibits 10.6, 10.7 and 10.8, respectively, to the Amended Registration Statement.
     Patriot will continue to provide health and welfare benefits to its employees and retirees, other than the obligations for current and future retirees that are being assumed by Peabody. The reference on page 111 is directed to the Company’s overall approach to health and welfare benefits, which will remain Patriot obligations. In response to the Staff’s comment, the Company has revised the section captioned “Health, Welfare and Benefit Plans” on page 112 to clarify this distinction.
Note (d)
5.	We note your response to prior comment 24. It appears that this adjustment is an estimate of potential cost savings due to the spin off from Peabody. It remains unclear how your total estimate is factually supportable. We note your breakdown of $13.2 million of these costs; however, the balance remains unclear. Please contact us to discuss.

RESPONSE: In response to the Staff’s comment, the Company provides the following detail to support the additional $4.7 million ($17.9 million adjustment less the $13.2 million provided in prior response # 24) associated with pro forma adjustment (d) to the December 31, 2006 Selling and Administrative Expense:

• $2.8 million related to Peabody’s government relations expenditures ($2.5 million greater than Patriot’s estimate);

• $0.6 million related to Peabody’s strategic function group (Patriot will not retain a separate strategic function group); and

• $1.6 million related to Peabody’s marketing, human resources, finance, and law functions (this amount represents incremental costs for these functions in excess of Patriot’s estimate, which was based on existing and contemplated personnel and other costs).

Note (g)

6.	We note your response to prior comment 27. Please clarify how you determined that the reversal of a valuation allowance was factually supportable and will have a continuing impact as required by Rule 11-02(b)(6).

RESPONSE: The changes to the pro forma income tax provision adjustments are due to the determination of temporary differences omitted from the pro forma tax provision computations reflected in Amendment No. 1 to the Registration Statement. With the addition of these temporary differences, there is no longer a reversal of valuation allowance during the year ended December 31, 2006. Further, because of the addition of these previously omitted temporary differences and because the Company is recording its interim income tax provision based on a forecasted income tax rate of 50.27% (in accordance with the provisions of APB 28) for the year ended December 31, 2007, there is also no longer a reversal of valuation allowance during the six months ended June 30, 2007. Note (g) on page 37 has been revised accordingly.

Note (l)
7.	We note your response to prior comment 30 and it appears that you have recorded an additional adjustment currently referenced as note (l). Related to note (l), please tell us if the adjustment you have made is factually supportable as evidenced by signed contractual agreements. Otherwise, please tell us why you believe this is an appropriate pro forma adjustment. In addition, please clarify if the adjustment related to reclamation equipment is an assignment or some other form of transaction.
     RESPONSE: The additional adjustment referred to in adjustment (l) is based upon the terms of the Conveyance and Assumption Agreement, which is described on page 114 and the form of which has been filed as Exhibit 10.24 to the Amended Registration Statement. This agreement will be entered into by a subsidiary of the Company and several subsidiaries of Peabody in connection with the spin-off. This agreement (i) will be entered into only if the spin-off transaction occurs and is therefore directly attributable to the spin-off transaction, (ii) has an indefinite term and thus will have a continuing effect on the Company and (iii) is factually

Securities and Exchange Commission	4	September 17, 2007
supportable based upon the terms of the Conveyance and Assumption Agreement. Accordingly, the adjustment meets the requirement of Rule ll-02(b)(6) of Regulation S-X.
Management
Board of Directors, page 88
8.	We note your response to our prior comment 37 and reissue it.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change on pages 88, 89, 91 and 106.
Annual Incentive Plan, page 95
9.	We note your response to our prior comment 39. You state that 60% of the annual bonus will be nondiscretionary and based on Peabody’s performance in accordance with Peabody’s annual incentive plan, and 40% will be based on successful achievement of individual performance objectives established by Patriot’s CEO, which will “include” successful completion of the spin-off and transition to a stand-alone company. Specifically state the individual performance objectives established by you that each of your named executive officers must meet to obtain the 40% portion of their annual bonus. State whether your CEO set his own performance objectives for the 40% portion of his annual bonus. Describe the anticipated role of your CEO in setting executive compensation in the future.
     RESPONSE: Individual performance objectives will be based upon successful completion of the spin-off and Patriot’s transition to a standalone public company.
     Factors to be considered will include (i) maintenance of normal course of business with regard to safety and productivity at coal mining operations, (ii) effective communication and transition activities with customers, vendors, regulators, lenders and other stakeholders, (iii) securing appropriate levels of staffing for the new organization and successful relocation to the new corporate headquarters and (iv) maintaining effective communications and relations with employees throughout the transition. Performance against these goals will be assessed by Patriot’s Compensation Committee following the end of 2007. Patriot’s Chief Executive Officer will make recommendations to the Compensation Committee, but final determinations will be made by the Compensation Committee in its discretion. Patriot’s Chief Executive Officer has not set his own performance objectives. The concepts have been reviewed with Peabody’s management and Peabody’s Compensation Committee, and all applicable performance goals will be submitted for approval to Patriot’s Compensation Committee following the spin-off.
     With respect to future executive compensation, after the spin-off has occurred, Patriot’s Chief Executive Officer will provide recommendations to Patriot’s Compensation Committee regarding goals under the annual incentive plan based on performance assessments, competitive data, and consultation with Patriot’s human resources management and advisors. The Compensation Committee will consider these recommendations and such other information as it deems relevant, including

Securities and Exchange Commission	5	September 17, 2007
advice from independent consultants. Final determinations will be made by the Compensation Committee in its discretion.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99.
Employment Agreements, page 98
10.	We note your response to our prior comment 41. Please provide a definition of the term “change in control.”
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 103.
Our Relationship with Peabody After the Spin-off
Master Coal Supply Agreements, page 110
11.	In regard to your discussion of each of these contracts, supply all of the information required by Item 404(a) of Regulation S-K, including the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction, computed -without regard to the amount of profit or loss. Finally, file Coal Supply Agreement II as an exhibit.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested disclosure on page 114 and filed Coal Supply Agreement II as Exhibit 10.23 to the Amended Registration Statement.
Throughput Agreement page 111
12.	In regard to your discussion of this contract, supply all of the information required by Item 404(a) of Regulation S-K, including the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction, computed without regard to the amount of profit or loss. Finally, file the contract as an exhibit.
     RESPONSE: In response to the Staff’s comment, the Company has made the required disclosure on page 115 and filed the Throughput and Storage Agreement as Exhibit 10.25 to the Amended Registration Statement.
Guarantees, page 111
13.	State whether Peabody can waive the condition to the spin-off that Patriot be released from the guarantees.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 115.

Securities and Exchange Commission	6	September 17, 2007

Description of Our Capital Stock
Common Stock
Voting Rights, page 113
14.	State the vote required to decide matters submitted to a meeting of stockholders, and the vote required to elect directors. We note that Section 1.6 of your by-laws provides that directors are elected by a plurality vote.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 117.
Combined Financial Statements, page F-l
15.	We note that numerous line items in your audited financial statements included in your amended filing differ from your audited financial statements included in your original filing. Please tell us the nature of each revision for all periods presented. In addition, please tell us why the financial statements are not reflected as “restated” and accompanied by the disclosures required under SFAS 154.
     RESPONSE: Subsequent to the May 14, 2007 filing of Patriot’s combined historical financial statements, Peabody management continued to evaluate the composition of the Patriot entities to be to Peabody stockholders via the contemplated spin-off transaction and finalized the terms of the ongoing agreements and transactions with Patriot. As a result, several changes were made to the composition of Patriot and its subsidiaries, including the exclusion of Cyprus Creek Land Company, Cyprus Creek Land Resources LLC and Peabody’s 30% equity interest in Dominion Terminal Associates, and minor modifications to the assets and liabilities comprising Patriot were recorded. Additionally, the 2006 tax provision was revised to reflect the impact on Patriot’s tax liability associated with Peabody’s filing of its 2006 consolidated tax return in August 2007. These revisions were reflected retrospectively to the combined historical financial statements included in the August 20, 2007 Amendment 1 to the Registration Statement in accordance with SFAS No. 154. Accordingly, we have now also labeled the combined historical financial statements “As Revised” and added disclosures in Footnote 1, Distribution, Basis of Presentation and Significant Accounting Policies, to describe the changes and to quantify the impact of revisions to the combined historical financial statements as required by SFAS No. 154.
16.	We note your response to prior comment 49 and the revised disclosure in your amended filing. Please revise to include revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. Refer to paragraph 38(a) of SFAS 131.

RESPONSE: In response to the Staff’s comment, the Company has made the requested change on pages F-31 and F-40. No material revenues are attributable to external customers in any individual foreign country.

17.    We note your response to prior comments 31 and 50. Based on the supplemental information provided regarding the CODM’s use of EBITDA, it appears you have multiple operating segments as defined by paragraph 10 of SFAS 131. Please explain how you are able to conclude that these operating segments have similar economic characteristics to warrant aggregation in accordance with paragraph 17 of SFAS 131. It appears from your analysis that profitability varies significantly. Please also refer to the guidance found in EITF D-101.
     RESPONSE: The Company has considered the Staff’s comments and observations regarding the aggregation of operating segments based on similar economic characteristics. Based on the conversation with the Staff held on September 11, 2007 and further review of the economic characteristics of each segment, the Company will revise its reporting to include the following segments:

•	Appalachia

•	Illinois Basin

•	Corporate and other

     These revisions are based on the Company’s analysis of similarities between economic characteristics of the operations in each segment and an analysis of paragraphs (a) through (e) of paragraph 17 of SFAS 131. As discussed with the Staff, CODM reports and Board reports for Patriot have not been developed by Patriot management, and the information currently utilized reflects very basic data provided by Peabody. Utilizing the information currently available, the Company has provided the observations set forth in the Comment 17 Supporting Materials.

Securities and Exchange Commission	7	September 17, 2007

Report of Independent Registered Public Accountant, page F-2
18.	Please tell us why the opinion included in the original filing was dated May 11, 2007 while the opinion included in the amended filing is dated August 17, 2007.
RESPONSE: Ernst & Young LLP has revised it opinion date to reflect the original opinion date of May 11, 2007 with a dual date of August 17, 2007 with respect to Footnote 1. In addition Ernst & Young LLP has added to its fourth explanatory paragraph references to the revisions to our historical audited financials statements described above and in the revised Footnote 1.
Note 5. Investment in Joint Venturers, page F-15
19.	We note your response to prior comment 51. Please clarify why the investment in Dominion Terminal Associates was eliminated from the combined entity comprising your company. In addition, please quantify the impact to your financial statements as it relates to this revision and tell us why you have not provided the disclosures required by SFAS 154.
     RESPONSE: Peabody determined its investment in Dominion Terminal Associates is strategic in its international import/export business and decided to retain this investment. The impact of removing Dominion Terminal from Patriot’s financial statements was an increase to net income (or decrease of net loss) of $4.9 million, $5.6 million and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Invested capital increased by $33.2 million and $28.2 million as of December 31, 2006 and 2005, respectively, related to this particular adjustment. We have included these changes in our revised footnote disclosures on page F-8 describing the adjustment to the combined historical financial statements as a result of the change in entities comprising Patriot and its subsidiaries.
*****
     The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement and our responses to Comment Letter:
     1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
     2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
     3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	8	September 17, 2007

* * * *
     Please do not hesitate to call either Rise Norman (212-455-3080) or me (212-455-3615) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
      /s/ D. Rhett Brandon
D. Rhett Brandon